SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                  Commission File Number  0-19717


(Check one)


/x/ Form 10-K and Form 10-KSB      / / Form 11-K

/ /  Form 20-F    /  / Form 10-Q and Form 10-QSB   / / Form N-SAR

For period ended: September 26, 1999


/ /  Transition Report on Form 10-K and Form 10-KSB

/ /  Transition Report on Form 20-F

/ /  Transition Report on Form 11-K

/ /  Transition Report on Form 10-Q and Form 10-QSB

/ /  Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                             PART I

                     REGISTRANT INFORMATION

Full name of registrant:   WPI GROUP, INC.

Former name if applicable:

Address of principal executive offices (Street and number):
1155 Elm Street

City, state and zip code: Manchester, New Hampshire  03101


                             PART II

                     RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

/x/    (a)     The reasons described in reasonable detail in Part
               III of this form could Not be eliminated without unreasonable effort or expense;

/x/    (b)     The subject annual report, semi-annual report,
               transition report on Form 10-K, 10-KSB, 20-F,
               11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
               and

/ /    (c)     The accountants' statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.


                            PART III

                            NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-
KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously disclosed, the Registrant is in default of its Credit Agreement (the "Credit Agreement") with a group of lenders (the "Lenders"), with Fleet Bank - NH as Agent. The Registrant is currently in negotiations with the Lenders to reach a mutually acceptable a forbearance agreement. The parties have agreed in principle to certain terms, but a formal forbearance agreement has not been executed. In addition, the Registrant's Board of Directors have approved a strategic plan for maximizing shareholder value, which plan together with the forbearance agreement, will have a significant impact on the disclosures required by Form 10-K. The implementation of the strategic plan and the negotiation and delivery of the forbearance agreement cannot be accomplished in time for the Registrant to file its Form 10-K on a timely a basis.

For the reasons set forth above, the registrant's inability to timely file its Annual Report on Form 10-K for the fiscal year ended September 26, 1999 cannot be eliminated without unreasonable effort or expense. The registrant intends to file its Annual Report no later than the fifteenth day after the due date of the Annual Report.

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                             PART IV

                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

John W. Powers, Vice President and CFO    (603) 627-3500
---------------------------------------------------------------
(Name)                            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                           / x /  Yes    /   / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             / x / Yes   /  /  No

Registrant expects to report that net sales for the fiscal year ended September 26, 1999 were $92 million, compared to $94.9 million for fiscal 1998. Registrant expects to report a net loss for fiscal 1999 of $32.6 million or $5.46 per share, compared to net income of $2.5 million and earnings per share of $0.40 in fiscal 1998. The fiscal 1999 expected net loss includes a $16 million provision for estimated loss on disposal of certain of its businesses and a $3.9 million charge resulting from a change in accounting method.

                         WPI GROUP, INC.


          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 27, 1999      By:/s/John W. Powers
                                --------------------------------
                                John W. Powers, Vice President & CFO

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